Dallas, Aug 31 --Institutional Equity Holdings, Inc. (OTCBB:IEQC) announced that it has received NASD approval for First Atlanta Securities, LLC (FAS) to become a wholly owned subsidiary of IEQC. FAS is an innovative boutique broker dealer headquartered in Atlanta, GA that performs asset management advisory, insurance, retail and institutional stock brokerage services. FAS' principals also have experience in institutional investment banking as well as private placement and bridge loan deals to accredited individual investors.

Commenting on the acquisition, Jim Steinkirchner, President and CEO of FAS, stated, "We are very pleased to join Institutional Equity. We have identified strategic growth initiatives that, upon execution, will position IEQC as one of the premier investment banking firms in the small to midcap capital formation arena."

Bob Shuey, Chairman of Institutional Equity Holdings, added, "We are extremely pleased to have attracted such a strong up-and-coming financial services firm as First Atlanta. FAS will maintain a leadership role within IEQC and will provide the additional management necessary to execute our business plan which will certainly entail other acquisitions in addition to our internal growth."

About Institutional Equity Holdings, Inc.

Institutional Equity Corporation is a NASD member fu m based in Dallas with approximately 15 employees. Institutional Equity Corporation also has offices in Boca Raton, FL and Plainview, NY. Institutional Equity Corporation is a full service Broker Dealer and investment banking house catering to small cap companies in the American Stock Exchange, Nasdaq National Market and Nasdaq Small Cap Market. Institutional Equity Corporation has co-managed two public offerings under $15 million in size completed in the new millennium.

About First Atlanta Securities, LLC.

First Atlanta Securities is a NASD member firm based in Atlanta with approximately 20 securities professionals. First Atlanta focuses on growth oriented developing companies in the Technology, Tclecommunications and Biotechnology fields.

Statements included within this press release that are not historical in nature constitute forwardlooking statements for the purposes of the safe harbor provided by the Private Securities Litigation Reform Act of the 1995. Investors are cautioned that this press release contains certain such forward-looking statements that involve substantial risks and uncertainties. The company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward looking statements. Further management discussion of risks and uncertainties can be found in the Company's quarterly Sling with the Securities Exchange Commission and other Periodic filings.



 TEL:  (800) 200-0012   Jim Steinkirchner
                        5500 Interstate North Parkway, Ste. 515
                        Atlanta, GA 30328
 TEL:  (877) 467-7891   Robert A. Shuey 111
                        5910 North Central Expressway, Ste. 1480
                        Dallas, TX 75206